UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 26, 2011.

Exhibit 99.1

Golar LNG Limited - Lapse of Voluntary Offer

Golar LNG Limited ("Golar" or the "Company") makes reference to the Company's announcement on 11 May 2011 where the Company announced that it would make a voluntary offer to buy all of the remaining shares in Golar LNG Energy Limited ("Golar Energy") (the "Voluntary Offer").

The acceptance period for the Voluntary Offer expired yesterday (May 25, 2011) at 16:00 CET. Settlement of the Offer will take place on May 31, 2011 at the latest.

Golar is pleased to announce that as of this date it has received acceptances for 10,238,516 shares representing 4.3% of the total number of Golar Energy shares. This includes acceptances received and registered as of the date of this announcement,

The total Golar shareholding including the right and obligation to acquire shares covered by the registered acceptances is therefore 236,586,307 shares representing 99.4% of the total number of shares and votes in Golar Energy. Registration and processing of acceptances is however not yet finalised, and consequently the final Golar shareholding in Golar Energy following completion of the Offer may increase further.

Golar will now initiate a compulsory acquisition of the remaining shares in Golar Energy and delist Golar Energy from Oslo Axess.

For more detailed information, please contact Platou Markets AS at telephone: +47 22 01 63 00 or e-mail: office@platoumarkets.com.

Golar LNG Limited

April 26, 2011

Hamilton, Bermuda.

Questions should be directed to:

Golar LNG Management Ltd - +44 207 063 7900

Graham Robjohns: Chief Executive Officer

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 26, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer